UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29339 / July 7, 2010

_____

In the Matter of	:
	:
DWS ADVISOR FUNDS	:
DWS BLUE CHIP FUND	:
DWS COMMUNICATIONS FUND, INC.	:
DWS EQUITY TRUST	:
DWS GLOBAL/INTERNATIONAL FUND, INC.	:
DWS HIGH INCOME SERIES	:
DWS INCOME TRUST	:
DWS INSTITUTIONAL FUNDS	:
DWS INTERNATIONAL FUND, INC.	:
DWS INVESTMENT TRUST	:
DWS INVESTMENTS VIT FUNDS	:
DWS MONEY FUNDS	:
DWS MONEY MARKET TRUST	:
DWS MUTUAL FUNDS, INC.	:
DWS PORTFOLIO TRUST	:
DWS SECURITIES TRUST	:
DWS STRATEGIC INCOME FUND	:
DWS TARGET FUND	:
DWS TARGET DATE SERIES	:
DWS TECHNOLOGY FUND	:
DWS VALUE EQUITY TRUST	:
DWS VALUE SERIES, INC.	:
DWS VARIABLE SERIES I	:
DWS VARIABLE SERIES II	:
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.:	
	:
	:
345 Park Avenue	:
New York, NY 10154	:
	:
(812-13539)	:
	:

_____   _____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, and Deutsche Investment Management Americas Inc. filed an application on May 28, 2008, and amendments to the application on January 9, 2009, May 11, 2010, and June 18, 2010, requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The order would permit certain registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies.

On June 9, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29295). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by DWS Advisor Funds, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS Strategic Income Fund, DWS Target Fund, DWS Target Date Series, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, and Deutsche Investment Management

Americas Inc. (File No. 812-13539) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary